UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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Form 6-K

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REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2017

Commission File Number: 001-35530

BROOKFIELD RENEWABLE

PARTNERS L.P.

(Translation of registrant’s name into English)

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73 Front Street, 5th Floor
Hamilton HM 12
Bermuda
(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7): ☐

EXHIBIT LIST

Exhibit

99.1	Q3 2017 Interim Report

99.2	Interim Consolidated Financial Statements and Notes for the Three and Nine Months Ended September 30, 2017 and 2016

99.3	Management’s Discussion and Analysis for the Three and Nine Months Ended September 30, 2017 and 2016

99.4	Form 52-109F2 – Certification of Interim Filings – CEO

99.5	Form 52-109F2 – Certification of Interim Filings – CFO

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BROOKFIELD RENEWABLE PARTNERS L.P. by
its general partner, Brookfield Renewable Partners Limited

Date: November 1, 2017	By:	/s/ Jane Sheere
Name: Jane Sheere
Title: Secretary